EXHIBIT 99.1

June 15, 2023 | VANCOUVER, BC

Sandstorm Gold Royalties Completes antamina transaction with Horizon Copper and Provides Asset updateS

Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE: SAND, TSX: SSL) is pleased to provide updates on various assets including the completion of the previously announced Antamina transaction with Horizon Copper Corp. (“Horizon Copper” or “Horizon”) (TSX-V: HCU).

Completion of Antamina Transaction with
Horizon Copper

Sandstorm has completed the previously announced sale of its 1.66% net profits interest on the Antamina copper mine in Peru (the “Antamina NPI”) to Horizon Copper. As consideration for the Antamina NPI, Horizon Copper provided to Sandstorm US$20 million in cash, a 1.66% life-of-mine silver stream referenced to silver production from Antamina (the “Antamina Silver Stream”), a secured long-term convertible note with a principal amount of US$149.1 million, and 2,329,849 common shares of Horizon, which maintains Sandstorm’s 34% ownership of Horizon. Sandstorm also retained a residual royalty with payments equal to approximately one-third of the total Antamina NPI, after deducting the Antamina Silver Stream. With the close of the transaction, Horizon Copper is expected to commence trading on the TSX-V on June 21, 2023.

For more details on the Antamina NPI transaction, see the Company’s press release dated May 2, 2022 and Horizon’s press release dated June 15, 2023.

With the completion of the Antamina NPI transaction, Horizon Copper now holds interests in three renowned copper projects: a 1.66% NPI on the Antamina copper mine in Peru, a 30% interest in the Hod Maden copper-gold project in Türkiye, and a 25% equity stake in Entrée Resources Ltd. (TSX: ETG), which holds a 20% carried interest joint venture on the Hugo North Extension of the Oyu Tolgoi copper project in Mongolia. Horizon’s objective is to actively grow its existing portfolio of assets with a focus on copper projects. Horizon Copper is a strategic growth partner for Sandstorm, whereby Sandstorm may help fund future copper asset acquisitions with stream financing on precious metal by-products. For more information about Horizon Copper, visit www.horizoncopper.com.

Rio Tinto Commences Underground Production
at Oyu Tolgoi and Consolidates Ownership in Project

Rio Tinto Group (“Rio Tinto”) announced that underground production began at the Oyu Tolgoi copper mine in Mongolia. The milestone event was celebrated at a ceremony with Oyu Tolgoi employees and Government of Mongolia representatives. Over thirty drawbells have been blasted since January 2022 and copper is now being produced from the underground mine. Oyu Tolgoi is expected to become the fourth-largest copper mine in the world by 20301, operating in the first quartile of the copper equivalent cost curve. Ore is currently being processed from Panel Zero in Hugo North Lift 1 and production will ramp up over the coming years.

In December 2022, Rio Tinto completed the acquisition of Turquoise Hill Resources Ltd. and now holds a 66% direct interest in the Oyu Tolgoi project with the remaining 34% owned by the Government of Mongolia.

For more information, visit the Rio Tinto website at www.riotinto.com and see the press releases dated March 13, 2023, and December 16, 2022.

Sandstorm holds a gold, silver, and copper stream on the Hugo North Extension whereby Sandstorm is entitled to purchase 5.62% of the gold and silver produced at ongoing payments of US$220 per ounce gold and US$5 per ounce silver. Sandstorm is entitled to purchase 0.42% of the copper produced at an ongoing payment of US$0.50 per pound copper.

Lundin Mining to Acquire Majority Interest in Caserones Copper Mine

Lundin Mining Corporation (“Lundin Mining”) announced it has entered into a binding purchase agreement to acquire 51% of the Caserones copper-molybdenum mine located in Chile. Lundin Mining will pay upfront cash consideration of $800 million and an additional $150 million in deferred cash consideration in installments over a six-year period following the closing date. Lundin Mining will also have the right to acquire up to an additional 19% interest in Caserones for $350 million over a five-year period commencing on the first anniversary of the date of closing.

The acquisition delivers a large-scale, long-life copper operation with favorable cash flow generation that will complement Lundin Mining’s existing operations and overall copper-dominant portfolio of high-quality base metal mines. The proximity of Caserones to Lundin Mining’s Candelaria operations (approximately 160 km from Caserones) and the emerging Vicuña copper district introduces opportunities to realize additional savings and implement effective supply, logistical, and management strategies. Lundin Mining expects operational improvements under their management, including initiating drill programs. Lundin Mining believes significant exploration potential exists within the mineral property package at Caserones with several priority exploration targets identified to date.

For more information, visit Lundin Mining’s website at www.lundinmining.com and see the press release dated March 27, 2023.

Sandstorm holds a 0.63% net smelter returns (“NSR”) royalty on the Caserones mine when copper prices are greater than US$1.25 per pound copper. The NSR royalty varies at copper prices below US$1.25 per pound.

Barrick Declares maiden reserves for Robertson deposit at Cortez complex

Barrick Gold Corporation (“Barrick”) has completed a Pre-Feasibility Study for the Robertson open pit project at the Cortez Complex in Nevada. Robertson’s maiden attributable Proven and Probable gold Reserves are estimated at 1.0 million ounces at 0.46 grams per tonne (“g/t”) contained within approximately 67.6 million tonnes. Resources continued to grow, with additional exploration upside being further tested at the Distal target, located at the western extent of Robertson. Robertson is a key source of oxide mill feed in the long term mine plan for the Cortez Complex, which consists of multiple open pit and underground mines and several processing facilities. The growth at Robertson broadens support of Barrick’s plan for the deposit to contribute meaningfully to Cortez’s production profile and extend beyond the 10-year outlook.

For more information, visit the Barrick website at www.barrick.com and see the press release dated February 9, 2023, and Barrick’s 2022 Annual Report. Barrick reports gold reserves based on “variable cut-off grades”.

Sandstorm holds a sliding-scale NSR royalty on the Robertson project between 1.0%–2.25%. When gold prices are below US$1,200 per ounce, the NSR is 1.0%, increasing 0.25% for every US$200 increase in the price of gold per ounce up to a maximum 2.25% NSR royalty.

Lundin Gold Adds 1.58 Million Ounces to Fruta del Norte Mineral Reserves

Lundin Gold Inc. (“Lundin Gold”) announced updated Mineral Reserves for the Fruta del Norte gold mine in Ecuador. As of December 31, 2022, Proven and Probable Mineral Reserves contain 5.0 million ounces of gold in 18.0 million tonnes at a grade of 8.7 g/t (based on 4.2 g/t cut-off grade for transverse stope and 5.3 g/t for drift and fill reserves). The updated Mineral Reserves have, in effect, replaced all mined Reserves since operations began at the mine in 2019, as well as added additional Reserves. Lundin Gold plans to increase a near-mine drilling program to a minimum of 23,000 metres in 2023, compared to 15,500 metres originally planned. The company's conversion program that is currently underway aims to convert Mineral Resources to Mineral Reserves. Sandstorm’s royalty covers a 644 square kilometre land package at Fruta del Norte, including the entirety of existing reserves and resources.

For more information, visit the Lundin Gold website at www.lundingold.com and see the press releases dated February 27, 2023 and May 4, 2023. Sandstorm has a 0.9% NSR royalty on the precious metals produced from the Fruta del Norte project.

Lundin Mining Announces Maiden Estimate for the SaÚva Deposit and Updates Chapada Mineral Reserves ANd Resources

Lundin Mining Corporation (“Lundin Mining”) reported its Mineral Resource and Reserve Estimates for the Chapada project in Brazil, including the Maiden Estimate for the Saúva Deposit, located approximately 15 kilometres from the Chapada plant.

Saúva’s Indicated Mineral Resource is estimated to be 179.0 million tonnes at 0.32% copper and 0.20 g/t gold, containing 578,000 tonnes (1.3 billion pounds) of copper and 1.1 million ounces of gold (using a cut-off grade of 0.16% copper equivalent based on $4.02 per pound copper and $1,800 per ounce gold and 79% recovery for copper and 68% recovery for gold). The deposit remains open, and Lundin Mining expects Mineral Resources to continue to grow with ongoing exploration efforts.

Chapada’s Proven and Probable Mineral Reserves are estimated to be 655.7 million tonnes at 0.23% copper and 0.13 g/t gold, containing 1.5 million tonnes (3.3 billion pounds) of copper and 3.7 million ounces of gold. Total copper-gold Measured and Indicated Mineral Resources are estimated to be 1.1 billion tonnes at 0.22% copper and 0.12 g/t gold, containing 2.5 million tonnes (5.4 billion pounds) of copper and 4.15 million ounces of gold. Lundin Mining reported that exploration success has offset mine depletion since the June 30, 2021 Mineral Estimates (Mineral Resources are inclusive of Mineral Reserves and are based on an open pit discard NSR cut-off grade of $4.72 per tonne using metal prices of $4.02 per pound copper and $1,800 per ounce gold).

For more information visit the Lundin Mining website at www.lundinmining.com and see the press release dated February 8, 2023.

Sandstorm has a copper stream agreement to purchase 4.2% of the copper produced at Chapada up to a maximum of 3.9 million pounds annually. When 39 million pounds of copper has been delivered to Sandstorm, the copper stream will reduce to 3.0%. Once 50 million pounds of copper have been delivered to Sandstorm on a cumulative basis, the stream will reduce to 1.5% of the copper produced for the life of the mine. Sandstorm will make ongoing payments for each pound of copper purchased equal to 30% of the spot price of copper. Sandstorm also holds a 2.0% NSR royalty on the Suruca Deposit at Chapada, which was purchased as part of the Nomad Royalty Company Ltd. acquisition in 2022.

Cerrado Gold Commences Heap Leach operations at Las Calandrias

Cerrado Gold Inc. (“Cerrado Gold”) announced that heap leach operations at its Las Calandrias project in Argentina commenced in April and expects first gold pour in June. The Las Calandrias project is expected to add 25,000 ounces per annum of gold production capacity and is the first of two heap leach projects that are to be initiated this year, growing overall gold production from Cerrado Gold's Argentinian operations.

For more information visit Cerrado Gold’s website at www.cerradogold.com and see the press release dated April 27, 2023. Sandstorm holds a 2.0% NSR royalty on the Las Calandrias project.

Sandstorm Files Early Warning Report

Pursuant to National Instrument 62-103 - The Early Warning System and Related Take Over Bid and Insider Reporting Issues, Sandstorm reported that it has received of an aggregate of 2,329,849 common shares of the Horizon Copper (“Horizon Shares”), in partial consideration for the second part of Horizon’s previously announced reverse takeover transaction (“RTO Part B”). In addition, Sandstorm also acquired 1,468,750 Horizon Shares and 734,375 warrants (the “Warrants”) upon the conversion of subscription receipts (“Subscription Receipts”) acquired by Sandstorm in the previously closed Horizon Copper private placement (the “Private Placement”) (see Horizon’s press release dated April 17th and April 20th). Each Warrant entitles Sandstorm to purchase one Common Share at an exercise price of C$1.10 (or US$ equivalent) per share for a period of four (4) years from the date of issuance. Prior to the RTO Part B and the Private Placement, Sandstorm owned 25,475,487 Horizon Shares representing approximately 34% of the outstanding Horizon Shares on a non-diluted basis. Sandstorm also held an initial principal amount US$95 million convertible promissory note initially issued on August 31, 2023 (the “RTO Part A Note”). Following the completion of RTO Part B and the Private Placement, Sandstorm owns 29,274,086 Horizon Shares representing approximately 34% of the outstanding Horizon Shares on a non-diluted basis.

In addition, as partial consideration for RTO Part B, Sandstorm received the RTO Part B Note, which has a maturity date of ten years and is convertible into Horizon Shares either by Sandstorm or Horizon in repayment of the RTO Part B Note, subject to certain conditions. The RTO Part B Note will be convertible into Horizon Shares at the option of Sandstorm at a conversion price of the greater of (x) the current market price as of the date of conversion and (x) the floor price of C$0.60 per Horizon Shares, subject in each instance to adjustments in certain circumstances. Horizon Copper may also, at its option repay the RTO Part B Note at the then current market price, provided that if the current market price is lower than C$0.60 per Horizon Shares, Horizon Copper shall not be entitled to exercise its right to repay the loans in Horizon Shares. Similarly to RTO Part A Note, the RTO Part B Note provides that Horizon Copper shall not effect any conversion of any amount under the RTO Part B Note or any payment by the issuance of Horizon Shares and Sandstorm shall not have the right to convert any amount thereunder, to the extent that after giving effect to such conversion or issuance Sandstorm, alone or together with any of its affiliates, would beneficially own in excess of 34% of the number of common shares outstanding immediately after giving effect to such conversion or issuance on a non-diluted basis.

The acquisition of the Horizon Shares and the RTO Part B Note is being completed pursuant to the terms of a definitive acquisition agreement entered into between Horizon and Sandstorm in connection with the RTO Part B. Depending on market conditions and other factors, Sandstorm advises that it may, from time to time, acquire additional securities of Horizon, dispose of some or all of the existing or additional securities it holds or will hold, or may continue to hold its current position. An Early Warning Report, as required under National Instrument 62-103, containing additional information with respect to the foregoing matters and will be filed by Sandstorm on Horizon Copper’s SEDAR profile at www.sedar.com. To obtain a copy of the report, contact Investor Relations at 604 628 1164. Horizon Copper’s head office is located at 400 Burrard St, Suite 1400, Vancouver, BC V6C 3A6.

Notes

1.	Source: Wood Mackenzie Dec 2022, based on production from committed projects

QP Qualified Person	Keith Laskowski (MSc), Sandstorm’s Vice President, Geology is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. He has reviewed and approved the technical information in this press release.

Contact Information

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

NOLAN WATSON	MARK KLAUSEN
PRESIDENT & CEO	INVESTOR RELATIONS
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a precious metals-focused royalty company that provides upfront financing to mining companies and receives the right to a percentage of production from a mine, for the life of the mine. Sandstorm holds a portfolio of 250 royalties, of which 40 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For United States reporting purposes, the United States Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include but are not limited to Horizon Copper’s ability to be a strategic growth partner for Sandstorm, whereby Sandstorm may help fund future copper asset acquisitions with stream financing on precious metal by-products; the future price of gold, silver, copper, iron ore and other metals, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in the Company’s annual report for the financial year ended December 31, 2022 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 23, 2023 available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.